UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41752

Perpetuals.com Ltd

5-7-11, Ueno, Taito-ku

Tokyo, Japan 110-0005

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Resignations of Mr. Naoki Yokota and Mr. Tsubasa Nakamura

Mr. Naoki Yokota, Chief Operating Officer, and Mr. Tsubasa Nakamura, Chief Design Officer, have stepped down from their respective positions at Perpetuals.com Ltd (the “Company”), effective as of the end of February 2026 (Japan time). These resignations were due to personal reasons and not due to any disagreement with the Company regarding its operations, policies, or practices.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perpetuals.com Ltd

Date: March 3, 2026	By:	/s/ Satoshi Kobayashi
	Name:	Satoshi Kobayashi
	Title:	Co-Chief Executive Officer, Interim Chief Financial Officer and Representative Director (Principal Executive Officer)

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